SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  May ,  2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   May 19, 2004                         By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001

                         (Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

PRICEWATERHOUSECOOPERS

                                                    PricewaterhouseCoopers LLP
                                                    Chartered Accountants
                                                    PricewaterhouseCoopers Place
                                                    #700 - 250 Howe Street
                                                    Vancouver, BC  Canada
                                                    V6C 3S7
                                                    Tel:  604-806-7000
                                                    Fax:  604-806-7806




INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Vancouver, B.C., Canada
April 27, 2004 (except for note 12(b) which is as of May 3, 2004)


COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements such as the changes described in Note 2 to the financial statements. Our report dated April 27, 2004 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, BC, Canada
April 27, 2004

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2003            2002
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             4,454,241       1,436,124
Amounts receivable and prepaids                         176,030          79,661
Marketable securities (Note 4)                          543,460          23,460
                                                   ------------    ------------
                                                      5,173,731       1,539,245
EQUIPMENT net of accumulated depreciation
   of $228,692 (2002 - $201,771)                         40,472          45,517
MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        6,883,641       5,847,727
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                426,494         108,351
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               27,707,597      21,354,823

CONTRIBUTED SURPLUS                                   1,541,116         128,260

DEFICIT                                             (17,577,363)    (14,158,945)
                                                   ------------    ------------
                                                     11,671,350       7,324,138
                                                   ------------    ------------
                                                     12,097,844       7,432,489
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 12)



APPROVED BY THE BOARD

/s/ Joseph Grosso    , Director
-------------------------------
/s/ Art Lang         , Director
-------------------------------



        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2003            2002            2001
                                                                         $               $               $

EXPENSES

Administrative and management services                                  243,515         224,109         219,891
Bank charges and interest                                                10,319          10,492           7,464
Corporate development and investor relations                            352,706         249,373          88,198
Depreciation                                                             26,920          22,772          24,657
General exploration                                                     226,956         180,321         109,875
Office and sundry                                                        57,959          34,823          37,875
Printing                                                                 46,388          22,304          12,133
Professional fees                                                       297,763         172,828         105,052
Rent, parking and storage                                                72,192          72,268          68,522
Salaries and employee benefits                                          199,411         196,042         193,544
Stock based compensation (Note 6 (d))                                 1,487,235         128,260               -
Telephone and utilities                                                  37,934          34,368          25,138
Transfer agent and regulatory fees                                       34,078          35,831          15,596
Travel and accommodation                                                105,950          80,485          37,740
Cost recoveries (Note 7(d))                                             (35,110)         (6,000)              -
                                                                   ------------    ------------    ------------
                                                                      3,164,216       1,458,276         945,685
                                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                         25,916           8,415         (17,030)
Interest and other income                                               (66,561)        (26,585)        (97,280)
Gain on options and disposition of mineral properties                  (481,779)              -               -
Write-off of mineral properties and deferred costs                      776,626               -          21,483
Write-down of marketable securities                                           -               -          22,483
Loss on sale of marketable securities                                         -               -           6,534
                                                                   ------------    ------------    ------------
                                                                        254,202         (18,170)        (63,810)
                                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                                    (3,418,418)     (1,440,106)       (881,875)

DEFICIT - BEGINNING OF YEAR                                         (14,158,945)    (12,718,839)    (11,836,964)
                                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                               (17,577,363)    (14,158,945)    (12,718,839)
                                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                                  $(0.11)         $(0.06)         $(0.06)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                       32,251,753      23,188,485      15,104,239
                                                                   ============    ============    ============




        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                       2003            2002            2001
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (3,418,418)     (1,440,106)       (881,875)
Items not affecting cash
     Depreciation                                                        26,920          22,772          24,657
     Stock based compensation                                         1,487,235         128,260               -
     Gain on options and disposition of mineral properties             (481,779)              -               -
     Write-down of marketable securities                                      -               -          22,483
     Loss on sale of marketable securities                                    -               -           6,534
     Write-off of mineral properties and deferred costs                 776,626               -          21,483
                                                                   ------------    ------------    ------------
                                                                     (1,609,416)     (1,289,074)       (806,718)
Increase in amounts receivable and prepaids                             (96,369)         (9,772)        (17,984)
Increase (decrease) in accounts payable and accrued liabilities         318,143          (7,365)        (73,703)
                                                                   ------------    ------------    ------------
                                                                     (1,387,642)     (1,306,211)       (898,405)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs                (1,850,761)     (1,266,555)     (1,320,777)
Purchase of equipment                                                   (21,875)        (11,201)         (8,012)
Proceeds on sale of marketable securities                                     -               -          16,966
                                                                   ------------    ------------    ------------
                                                                     (1,872,636)     (1,277,756)     (1,311,823)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             6,467,245       3,453,382       1,563,940
Share issuance costs                                                   (188,850)       (189,056)       (100,684)
                                                                   ------------    ------------    ------------
                                                                      6,278,395       3,264,326       1,463,256
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                             3,018,117         680,359        (746,972)

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                                              1,436,124         755,765       1,502,737
                                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:
CASH                                                                  1,654,241         631,255         605,765
TERM DEPOSITS                                                         2,800,000         804,869         150,000
                                                                   ------------    ------------    ------------
                                                                      4,454,241       1,436,124         755,765
                                                                   ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION (Note 11)

        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,966,934           5,090         543,889         107,209         138,203
                                                   ------------    ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                    -          62,232               -          14,048               -
    Contractors - access                                      -          10,923               -          18,268               -
    Contractors - surveying                                   -         102,595               -               -               -
    Contractors - environmental                               -          40,664               -             301               -
    Drilling                                                  -         193,836               -         191,923               -
    Field supplies                                            -          28,423               -           3,801               -
    Field workers                                             -               -               -               -               -
    Geological                                            2,250         297,005               -          27,990           1,207
    Geological supplies                                       -          50,317               -           4,896               -
    Geochemistry                                              -           1,659               -               -               -
    Geophysics                                                -          88,886               -               -               -
    Geophysics supplies                                       -          29,702               -               -               -
    Legal fees                                            2,382             198               -             162             162
    Option payments                                      90,810               -               -               -               -
    Staking and statutory fees                            1,900           2,900               -               -               -
    Taxes                                                   204             669             191             417             214
    Travel                                                    -          37,369               -           9,595              50
    Office                                                  746           9,924             704           1,262              53
    Other                                                 5,327               -               -               -               -
    Project management                                      659          10,879             279           2,002             973
    Vehicles                                                  -          28,940               -           9,431               2
                                                   ------------    ------------    ------------    ------------    ------------
                                                        104,278         997,121           1,174         284,096           2,661
                                                   ------------    ------------    ------------    ------------    ------------

Option payments received and cost recoveries            (94,803)              -               -               -               -
Write-off of mineral properties                        (649,094)              -               -               -               -
Proceeds on sale of mineral properties                        -               -               -               -               -
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
                                                       (743,897)              -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,327,315       1,002,211         545,063         391,305         140,864
                                                   ============    ============    ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                                             ARGENTINA                 PERU         TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                              107,940         312,012       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
Expenditures during the year
    Assays                                                8,050          13,233           1,580          99,143
    Contractors - access                                  1,483               -               -          30,674
    Contractors - surveying                                   -               -               -         102,595
    Contractors - environmental                               -               -         104,844         145,809
    Drilling                                                  -               -               -         385,759
    Field supplies                                        9,013             501          12,036          53,774
    Field workers                                             -               -          18,850          18,850
    Geological                                           52,011           4,626         146,576         531,665
    Geological supplies                                   3,859           2,244               -          61,316
    Geochemistry                                              -               -               -           1,659
    Geophysics                                                -               -               -          88,886
    Geophysics supplies                                       -               -               -          29,702
    Legal fees                                            2,375           3,760          54,336          63,375
    Option payments                                      15,291               -          41,247         147,348
    Staking and statutory fees                              825          80,979          49,260         135,863
    Taxes                                                   237          21,899              14          23,845
    Travel                                                  718             285          38,176          86,193
    Office                                                1,434             826          18,286          33,236
    Other                                                     -               -           1,958           7,285
    Project management                                    2,431           7,557               -          24,780
    Vehicles                                                498           4,970           8,849          52,690
                                                   ------------    ------------    ------------    ------------
                                                         98,225         140,880         496,012       2,124,447
                                                   ------------    ------------    ------------    ------------
Option payments received and cost recoveries           (206,165)        (45,979)              -        (346,947)
Write-off of mineral properties                               -        (127,532)              -        (776,626)
Proceeds on sale of mineral properties                        -         (22,981)              -         (22,981)
Foreign value added tax                                       -          55,929           2,092          58,021
                                                   ------------    ------------    ------------    ------------
                                                       (206,165)       (140,563)          2,092      (1,088,533)
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                          -         312,329       3,164,554       6,883,641
                                                   ============    ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                    ARGENTINA
                                                   ----------------------------------------------------------------------------
                                                      LIRIO                          RIO DE                          LAGUNA DE
                                                      GROUP           NAVIDAD       LAS TAGUAS        EVELINA        LOS TOROS
                                                        $                $              $                $               $

Balance, beginning of year                            1,879,134               -         540,720           7,853          72,017
                                                   ------------    ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -              19          39,836          20,251
    Contractors - access                                      -               -               -               -               -
    Contractors - surveying                                   -               -               -               -               -
    Contractors - environmental                               -             487               -             856               -
    Drilling                                                  -               -               -               -               -
    Field supplies                                            -               -             100               -               -
    Field workers                                             -               -               -               -               -
    Geological                                            1,941             785               -          43,799          37,815
    Geological supplies                                       -               -               -           2,451           1,092
    Geochemistry                                              -               -               -               -               -
    Geophysics                                                -               -               -               -               -
    Geophysics supplies                                       -               -               -               -               -
    Legal fees                                            2,343               -               -              34              34
    Option payments                                      71,585               -               -               -               -
    Staking and statutory fees                                -           3,818               3               -           1,232
    Taxes                                                 1,653               -           1,653             121             562
    Travel                                                    -               -               -           7,445             575
    Office                                               10,278               -             385             729           1,014
    Other                                                     -               -               -               -               -
    Project management                                        -               -           1,009              36              36
    Vehicles                                                  -               -               -           4,049           3,575
                                                   ------------    ------------    ------------    ------------    ------------
                                                         87,800           5,090           3,169          99,356          66,186
                                                   ------------    ------------    ------------    ------------    ------------
Foreign value added tax                                       -               -               -               -               -
                                                   ------------    ------------    ------------    ------------    ------------
Balance, end of year                                  1,966,934           5,090         543,889         107,209         138,203
                                                   ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                                             ARGENTINA                 PERU         TOTAL
                                                   ----------------------------    ------------    ------------
                                                                                        RIO
                                                      MOGOTE           OTHER         TABACONAS
                                                         $               $               $              $

Balance, beginning of year                               74,565         203,169       1,803,714       4,581,172
                                                   ------------    ------------    ------------    ------------

Expenditures during the year
    Assays                                                    -               -          24,428          84,534
    Contractors - access                                      -               -               -               -
    Contractors - surveying                                   -               -          20,923          20,923
    Contractors - environmental                               -               -         112,689         114,032
    Drilling                                                  -               -               -               -
    Field supplies                                        1,220               -          18,122          19,442
    Field workers                                             -               -          49,790          49,790
    Geological                                           14,034          57,075         236,231         391,680
    Geological supplies                                       -               -               -           3,543
    Geochemistry                                              -               -               -               -
    Geophysics                                                -               -               -               -
    Geophysics supplies                                       -               -               -               -
    Legal fees                                              469               -          63,266          66,146
    Option payments                                      13,969               -         227,079         312,633
    Staking and statutory fees                              757          39,753               -          45,563
    Taxes                                                   424               -               -           4,413
    Travel                                                1,710               -          41,856          51,586
    Office                                                  792               -          19,266          32,464
    Other                                                     -               -          12,882          12,882
    Project management                                        -               -               -           1,081
    Vehicles                                                  -               -          36,204          43,828
                                                   ------------    ------------    ------------    ------------
                                                         33,375          96,828         862,736       1,254,540
                                                   ------------    ------------    ------------    ------------
Foreign value added tax                                       -          12,015               -          12,015
                                                   ------------    ------------    ------------    ------------
Balance, end of year                                    107,940         312,012       2,666,450       5,847,727
                                                   ============    ============    ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year. See also Note 12.


2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for the stock options granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870") Stock-Based Compensation and Other Stock Based Payments. CICA 3870 provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. Pro-forma disclosure for stock options issued prior to January 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 6 (d).

         Stock-based compensation has been credited to contributed surplus.

         The  fair  value  of  stock   options  is   determined   by  using  the
         Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

         For stock options granted to other than employees and directors the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. The Company's principal subsidiaries are IMPSA Resources Corporation (80.69%), Minera Imp-Peru S.A. (100%) and Inversiones Mineras Argentinas S.A. (100%). All intercompany transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of the original date of acquisition.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost or market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

         The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         EQUIPMENT

         Equipment, which comprise leasehold improvements and office furniture and equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in the operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values. As of December 31, 2003, the market value of marketable securities was $1,032,546 (2002 - $78,200).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         COMPARATIVE FIGURES

         Certain of the 2002 and 2001 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2003.


4.       MARKETABLE SECURITIES

                                                               2003                            2002
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                          QUOTED
                                                     RECORDED         MARKET         RECORDED         MARKET
                                                       VALUE          VALUE            VALUE          VALUE
                                                         $              $                $              $

         Ballad Gold & Silver Ltd.
               - 500,000 common shares                  250,000         325,000               -               -
         Amera Resources Corporation ("Amera")
               - 600,000 common shares                  270,000         546,000               -               -
         Other                                           23,460         161,546          23,460          78,200
                                                   ------------    ------------    ------------    ------------
                                                        543,460       1,032,546          23,460          78,200
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                                       2003                            2002
                                                   --------------------------------------------    ------------
                                                                     DEFERRED
                                                   ACQUISITION     EXPLORATION
                                                      COSTS            COSTS           TOTAL           TOTAL
                                                        $                $               $               $

         Argentina
             Navidad                                          -       1,002,211       1,002,211           5,090
             Lirio Group                                221,020       1,106,295       1,327,315       1,966,934
             Rio de las Taguas                          133,262         411,801         545,063         543,889
             Evelina                                          -         391,302         391,302         107,209
             Laguna de los Toros                              -         140,867         140,867         138,203
             Other                                       11,639         300,690         312,329         419,952
                                                   ------------    ------------    ------------    ------------
                                                        365,921       3,353,166       3,719,087       3,181,277
         Peru
             Rio Tabaconas                              741,293       2,423,261       3,164,554       2,666,450
                                                   ------------    ------------    ------------    ------------
                                                      1,107,214       5,812,132       6,883,641       5,847,727
                                                   ============    ============    ============    ============

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina.

                  As of December 31, 2003, the Company must make further payments with respect to option agreements on the Lirio Group of properties, totalling US $240,000, as follows:

                        YEAR                            US $

                        2004                             70,000
                        2005                            170,000
                                                   ------------
                                                        240,000
                                                   ============

                  The Company has also agreed to pay net smelter return royalties ("NSR") of up to US $7,000,000 once commercial production is achieved on the Lirio Group of properties.

                  During fiscal 2003, the Company reviewed its non-core mineral properties and determined to write off mineral properties and related deferred exploration costs of $776,626.

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  Under the terms of the option agreement, the Company has paid US $185,000 and was required to make further payments totalling US $1,340,000. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement. Accordingly, the Company and the optionor have deferred payment of the remaining US $1,155,000 option payments until the force majeure is discontinued. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period.

         (c) During fiscal 2003, the Company entered into agreements with Amera, a publicly-traded company with common management and shareholders, whereby the Company:

                  (i) optioned its Mogote Property in the NW San Juan Region of Argentina. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US $1.25 million of expenditures, including work programs and underlying option payments, all over a five year period ending July 1, 2007. Amera has also agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote Property. As at December 31, 2003, Amera has reimbursed the Company $192,952, and $4,902 remained outstanding and is included in amounts receivable. The Company has also received 100,000 shares of Amera at a recorded amount of $45,000.

                           On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 shares of Amera (issued) and conducting an additional US $3 million of exploration expenditures over a three year period ending May 20, 2007.

                  (ii) sold a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera for a recorded amount of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL

         Authorized   -   100,000,000   common   shares   without  par  value
                      -   100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2000                  13,529,219      16,627,241

         Private placements                           5,063,000       1,563,940
         Less share issue costs                               -        (100,684)
                                                   ------------    ------------
         Balance, December 31, 2001                  18,592,219      18,090,497

         Private placements                           5,703,026       2,552,870
         Exercise of options                            170,000          68,000
         Exercise of warrants                         2,085,361         837,512
         Less share issue costs                               -        (194,056)
                                                   ------------    ------------
         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -        (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597
                                                   ============    ============


         (a) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

                  In connection with the financing, the Company granted the agent an option to purchase 195,750 units on the same basis and terms as the private placement. The agent has exercised options to purchase 105,930 units, for $95,337 cash, and, as of December 31, 2003, 89,820 units remained outstanding.

         (b) During fiscal 2002, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003;

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6. SHARE CAPITAL (continued)

                  ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitle the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. The Company also issued 11,111 shares to the agents, at a price of $0.45 per share. The Company also issued agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003;

                  iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. Certain directors purchased 191,111 units. The Company also issued agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003; and

                  iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. Certain directors purchased 325,000 units. The Company also issued agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003.

         (c) During fiscal 2001, the Company completed the following private placements:

                  i) 3,000,000 units at a price of $0.26 for cash proceeds of $746,250, net of share issue costs of $33,750. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.40 on or before July 3, 2002. The President of the Company purchased 240,000 units. The Company also issued agents warrants to purchase 259,000 common shares at a price of $0.35 on or before July 3, 2002;

                  ii) 2,063,000 units at a price of $0.38 for cash proceeds of $717,006, net of share issue costs of $66,934. Each unit consisted of one common share of the Company and one-half warrant. Each full warrant entitled the holder to purchase one common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 206,300 common shares for the exercise price of $0.45 on or before March 31, 2003.

         (d)      Stock Options

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). A summary of the Company's outstanding options at December 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                                                      2003                    2002                    2001
                                             ----------------------    ----------------------    ----------------------
                                               OPTIONS     WEIGHTED      OPTIONS     WEIGHTED      OPTIONS     WEIGHTED
                                             OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE    OUTSTANDING    AVERAGE
                                                 AND       EXERCISE        AND       EXERCISE        AND       EXERCISE
                                             EXERCISABLE     PRICE     EXERCISABLE     PRICE     EXERCISABLE     PRICE
                                                               $                        $                          $

                  Balance,
                       beginning of year        2,465,500    0.44        1,635,500     0.40        1,224,000     0.54
                  Granted                       1,918,500    1.60        1,050,000     0.50        1,635,500     0.40
                  Exercised                    (1,855,850)   0.44         (170,000)    0.40                -        -
                  Cancelled                             -       -          (50,000)    0.40       (1,224,000)    0.54
                                             ------------             ------------              ------------
                  Balance, end of year          2,528,150    1.32        2,465,500     0.44        1,635,500     0.40
                                             ============             ============              ============

                  Stock options outstanding and exercisable at December 31, 2003 are as follows:


                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $

                    254,150                0.40               July 19, 2006
                    159,000                0.50               May 2, 2007
                    225,000                0.50               September 23, 2007
                    195,000                0.84               March 7, 2008
                    300,000                0.90               May 30, 2008
                  1,395,000                1.87               August 27, 2008
                  ---------
                  2,528,150
                  =========

                  During fiscal 2002, the Company granted 540,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $140,840 in respect of its employees and directors' stock options. Pro- forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                       $

                  Net loss for fiscal 2002
                       - as reported                                 (1,440,106)
                       - compensation expense                          (140,840)
                                                                   ------------
                       - pro-forma                                   (1,580,946)
                                                                   ============

                  Basic and diluted loss per share
                       - as reported                                   (0.06)
                       - pro-forma                                     (0.07)

                  During  fiscal  2002,  the  Company  recognized   compensation
                  expense of $128,260 for stock options granted to consultants.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:

                                                       2003             2002

                  Risk-free interest rate          3.76% - 4.16%   3.89% - 4.25%
                  Estimated volatility               74% - 78%       73% - 87%
                  Expected life                      2.5 years       2.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.63 (2002 - $0.26) per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is as follows:

                                                        2003            2002            2001

                  Balance, beginning of year          9,511,550       6,588,967       3,592,167
                  Issued                              1,502,965       5,007,944       2,996,800
                  Exercised                          (4,969,066)     (2,085,361)              -
                  Expired                                (3,001)              -               -
                                                   ------------    ------------    ------------
                  Balance, end of year                6,042,448       9,511,550       6,588,967
                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2003 are as follows:

                     NUMBER            EXERCISE PRICE         EXPIRY DATE
                                             $
                    1,477,222               0.60              May 23, 2004
                      778,471               0.60              September 27, 2004
                    1,066,822               0.75              September 15, 2004
                    1,253,667               0.90              March 16, 2005
                      173,667               0.75              April 19, 2004
                    1,292,599               1.10              April 28, 2004
                    ---------
                    6,042,448
                    =========

         (f)      See also Note 12.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       RELATED PARTY TRANSACTIONS

         (a) During fiscal 2003, the Company paid $330,600 (2002 - $136,276; 2001 - $157,825) to companies controlled by current and former directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company has agreements with a company controlled by the President of the Company for the rental of office premises. The Company is required to make monthly rent payments of $5,077. During fiscal 2003, the Company paid $60,924 (2002 - $60,924; 2001 - $60,924) for rent.

         (c) During fiscal 2003, the Company recorded $61,067 (2002 - $64,641; 2001 - $45,381) for reimbursement of expenditures and disbursements incurred on behalf of the Company by the President of the Company. As at December 31, 2003, $7,538 (2002 - $1,496 ; 2001 - $17,683) remains unpaid and has been included in accounts payable and accrued liabilities.

         (d) The Company shares its office facilities with Amera. Amera is currently paying a minimum of $2,500 per month to the Company for shared rent and administration costs. During fiscal 2003, the Company received $35,110 (2002 - $6,000; 2001 - $nil) from
                  Amera.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2003, the amount under the agreement would be $891,000.

         (f) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


8.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                                       2003            2002            2001
                                                                         $               $               $


         Statutory tax rate                                              37.62%          39.62%          44.62%
         Provision for income taxes based on statutory
              Canadian combined federal and provincial
                   income tax rates                                  (1,286,009)       (570,570)       (393,493)
         Differences in foreign tax rates                              (383,116)         (4,234)        179,918
         Losses for which an income tax benefit
              has not been recognized                                 1,669,125         574,804         213,575
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:


                                                       2003            2002
                                                         $               $

         Future income tax assets
              Financing costs                           116,985          98,934
              Operating loss carryforward             4,051,130       4,164,745
              Excess of tax values of mineral
                properties and property, plant
                and equipment over book value           465,045         330,957
                                                   ------------    ------------
                                                      4,633,160       4,594,636
         Valuation allowance for future tax assets   (4,633,160)     (4,594,636)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $9,002,084 that may be available for tax purposes. The losses expire as follows:


                  EXPIRY DATE                                   $

                      2004                                  1,554,225
                      2005                                  1,266,386
                      2006                                  1,255,915
                      2007                                  1,277,771
                      2008                                    845,836
                      2009                                  1,319,284
                      2010                                  1,482,667
                                                         ------------
                                                            9,002,084
                                                         ============


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2003, 2002 and 2001.

         The Company's total assets are segmented geographically as follows:

                                                                               2003
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               5,075,092          65,637          32,999       5,173,728
         Equipment                                       28,974           7,032           4,466          40,472
         Mineral properties and deferred costs                -       3,719,087       3,164,554       6,883,641
                                                   -------------   ------------    ------------    ------------
                                                      5,104,066       3,791,756       3,202,019      12,097,844
                                                   =============   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


9. SEGMENTED INFORMATION (continued)

                                                                               2002
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $

         Current assets                               4,161,455          49,117          40,914       1,539,245
         Equipment                                       34,323           5,817           5,377          45,517
         Mineral properties and deferred costs                -       3,181,277       2,666,450       5,847,727
                                                   ------------    ------------    ------------    ------------
                                                      4,196,278       3,236,211       2,712,741       7,432,489
                                                   ============    ============    ============    ============


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (3,418,418)     (1,440,106)       (881,875)
         Mineral properties and deferred costs for the year (i)      (1,812,540)     (1,266,555)     (1,320,777)
         Mineral properties and deferred costs written off
              during the year which would have been
              expensed in the year incurred (i)                         776,626               -          21,483
         Stock-based compensation (iii)                                (144,000)       (102,150)              -
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (4,598,332)     (2,808,811)     (2,181,169)
         Unrealized gains on available-for-sale securities (ii)         434,346          54,740               -
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                     (4,163,986)     (2,754,071)     (2,181,169)
                                                                   =============   ============    ============
         Loss per share under US GAAP                                     (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============
         Diluted loss per share under US GAAP                             (0.14)          (0.12)          (0.14)
                                                                   =============   ============    ============


                                                                       2003            2002
                                                                         $               $

         SHAREHOLDERS' EQUITY
         Balance per Canadian GAAP                                   11,671,350       7,324,138
         Mineral properties and deferred costs expensed (i)          (6,883,641)     (5,847,727)
         Accumulated other comprehensive income (ii)                    489,086          54,740
                                                                   ------------    ------------
         Balance per US GAAP                                          5,276,795       1,531,151
                                                                   ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                       2003            2002
                                                         $               $

         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                    6,883,641       5,847,727
         Mineral properties and deferred costs
              expensed under US GAAP (i)             (6,883,641)     (5,847,727)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============


                                                       2003            2002            2001
                                                         $               $               $

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES
         Cash used per Canadian GAAP                 (1,387,642)     (1,306,211)       (898,405)
         Mineral properties and deferred costs (i)   (1,850,761)     (1,266,555)     (1,320,777)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                       (3,238,403)     (2,572,766)     (2,219,182)
                                                   ============    ============    ============



                                                       2003            2002            2001
                                                         $               $               $

         INVESTING ACTIVITIES
         Cash used per Canadian GAAP                 (1,872,636)     (1,277,756)     (1,311,823)
         Mineral properties and deferred costs (i)    1,850,761       1,266,555       1,320,777
                                                   ------------    ------------    ------------
         Cash provided (used) per US GAAP               (21,875)        (11,201)          8,954
                                                   ============    ============    ============

         i)       Mineral properties and deferred costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral properties as incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

         ii)      Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized or until an other than temporary impairment in value occurs.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         iii)     Accounting for stock-based compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" until 2003.

                  Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense, will be recognized.

                  During fiscal 2003, for US GAAP purposes, the Company has prospectively adopted the fair based method of accounting for stock-based compensation in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       New Accounting Standards

                  In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                  In January 2003, the FSAB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "Financial Statement Concepts" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "General Standards of Financial Statement Presentation". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.


11.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                       2003            2002            2001
                                                                         $               $               $

         Investing activities
              Proceeds on disposition of mineral properties            (272,982)              -               -
              Acquisition of marketable securities                      272,982               -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============


         Financing activities
              Finder's fees payable                                           -          (5,000)              -
              Shares issued for payment of finder's fees                      -           5,000               -
              Shares issued on exercise of options                       74,379               -               -
              Contributed surplus                                       (74,379)              -               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                                       2003            2002            2001
                                                                         $               $               $

         Interest paid in cash                                                -               -               -
                                                                   ============    ============    ============
         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============


                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)

12.      SUBSEQUENT EVENTS

         a) In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and, as at the date of the Auditor's Report, the outcome is not determinable.

         b) On May 3, 2004, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into two separate public companies. Following the corporate restructuring the Company will continue to hold the Navidad project, while the newly created company will hold all other mineral property interests. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

         c)       Subsequent to December 31, 2003, the Company:

                  (i) completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,307,500 net of $279,000 agent's commission and $63,500 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 units, at a recorded amount of $620,000 to its agent;

                  (ii) granted 1,462,000 stock options for $3.10 per share to its directors, employees and consultants for a period of five years; and

                  (iii) issued 2,634,291 common shares for $2,308,015 on the exercises of stock options and warrants.